Exhibit 99.1

For Ministry Use Only A l'usage exclusive Ministers des Ontario Corporation Number Numèro de Is societe en Ontario Government Services Services gouvernementaux CMS& CERTIFICATE CERTIFICAT 1644037 ARTICLES OF AMENDMENT STATUTS DE MODIFICATION 2. The name of the corporation is changed to (if applicable ): (Set tut in BLOCK CAPITAL LETTERS) Nouvelle denomination sociale de la societe (s'il y a lieu) (ectire en LETTRES MAJUSCULES SEULEMENT) : 2. Date of ncorporation/amalgamation: Date de la constitution ou de Is fusion : 2005/01/01 (Year, Month, Day) (annee, mois, Jour) 3. 3. Complete only if there is a change in the number of directors or the minimum / maximum number of directors. II faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a change. Number of directors is/are; Nombre  Minimum and maximum number of directors is/are: nombres minimum et maximum  Number minimum and MaXiMUM Nombre minimum et maximum or ou The articles of the corporation are amended as follows: Les statuts de la societe sont modifies de la facon suivante See pages 1A to 1DD attached thereto.

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services
Ontario
Ministère des Services gouvernementaux

Ontario Corporation Number
Numéro de la société en Ontario

1644037

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

SEPTEMBER 1 2 SEPTEMBRE, 2017

(17)

Director / Directeur
Business Corporations Act / Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

BROOKFIELD ASSET MANAGEMENT INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2005/01/01
(Year, Month, Day)
(année, mois, jour)

Number of directors is/are: / Nombre d'administrateurs :
minimum and maximum number of directors is/are: / nombres minimum et maximum d'administrateurs :

Number / Nombre
or / ou
minimum and maximum / minimum et maximum

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

See pages 1A to 1DD attached thereto.

07119 (2011/05)
© Queen's Printer for Ontario, 2011 / © Imprimeur de la Reine pour l'Ontario, 2011
Page 1 of/de 2

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The articles of the Corporation are hereby amended to:

1. create the forty-eighth series of Class A Preference Shares of the Corporation which shall consist of 12,000,000 Class A Preference Shares designated as Cumulative Class A Preference Shares, Series 48 and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions set forth in the attached Schedule A; and

2. create the forty-ninth series of Class A Preference Shares of the Corporation which shall consist of 12,000,000 Class A Preference Shares designated as Cumulative Class A Preference Shares, Series 49 and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions set forth in the attached Schedule B.

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Schedule A

Brookfield Asset Management Inc. (the “Corporation”)

Number and Designation of and Rights, Privileges, Restrictions and Conditions

Attaching to the Cumulative Class A Preference Shares, Series 48

The forty-eighth series of Class A Preference Shares of the Corporation shall consist of 12,000,000 Class A Preference Shares designated as Cumulative Class A Preference Shares, Series 48 (the “Series 48 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 48 Preference Share Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 48 Preference Share shall be $25.00 or its equivalent in property or past services.

2.                                      Dividends

2.1          Cumulative Preferential Dividends

The holders of the then outstanding Series 48 Preference Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends (the “Series 48 Dividends”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

(a)                                 During the Initial Fixed Rate Period, the Series 48 Dividends will be payable quarterly on the last day of March, June, September and December of each year (each, a “Dividend Payment Date”) at the Initial Fixed Dividend Rate. The initial Series 48 Dividend will be payable December 31, 2017 and will be an amount in cash equal to $0.3546 per Series 48 Preference Share. On each Dividend Payment Date during the Initial Fixed Rate Period, (other than December 31, 2017) the Series 48 Dividend will be equal to $0.296875 per share.

(b)                                 During each Subsequent Fixed Rate Period, Series 48 Dividends payable on the Series 48 Preference Shares will be in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by $25.00, and shall be payable quarterly on each Dividend Payment Date during such Subsequent Fixed Rate Period.

(c)                                  In respect of each Subsequent Fixed Rate Period, the Corporation will, during such Subsequent Fixed Rate Period calculate on each Fixed Rate Calculation Date

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the Annual Fixed Dividend Rate for such Subsequent Fixed Rate Period and will, on the Fixed Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Corporation of the Annual Fixed Dividend Rate will, in the absence of manifest error, be final and binding upon the Corporation and upon all Holders of Series 48 Preference Shares.

(d)                                 If on any Dividend Payment Date, the Series 48 Dividends accrued to such date are not paid in full on all of the Series 48 Preference Shares then outstanding, such Series 48 Dividends, or the unpaid part thereof, shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series 48 Dividends.

(e)                                  The Holders shall not be entitled to any dividends other than or in excess of the Series 48 Dividends.

Series 48 Dividends shall (except in case of redemption or conversion in which case payment of Series 48 Dividends shall, subject to the provisions of Section 14, be made on surrender of the certificate representing the Series 48 Preference Shares to be redeemed or converted) be paid by posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Corporation, a cheque for such Series 48 Dividends (less any tax required to be deducted) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a Holder at his address as aforesaid. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.2          Dividend for Other than a Full Dividend Period

The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, Series 48 Dividends for any period which is less than a full Dividend Period as follows:

(a)                                 in respect of the period beginning on and including the date of initial issue of the Series 48 Shares up to and including December 31, 2017 (the “Initial Dividend Period”), a dividend in an amount per Series 48 Share equal to the amount obtained (rounded to four decimal places) where $1.1875 is multiplied by a

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fraction, the numerator of which is the number of calendar days from but excluding the date of issue of the Series 48 Shares up to and including December 31, 2017 and the denominator of which is 365. The Series 48 Dividend payable for the Initial Dividend Period, payable as of December 31, 2017, as calculated by this method shall be $0.3546 per Series 48 Share; and

(b)                                 in respect of any period other than the Initial Dividend Period that is less than a full Dividend Period, a dividend in an amount per Series 48 Preference Share equal to the amount obtained (rounded to four decimal places) when the product of the Annual Fixed Dividend Rate and $25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is 365.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Holders shall be entitled to receive $25.00 per Series 48 Preference Share, together with all accrued and unpaid Series 48 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amounts shall be paid or any assets of the Corporation distributed to the holders of any shares ranking junior as to capital to the Series 48 Preference Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.

4.                                      Redemption at the Option of the Corporation

The Corporation may not redeem any of the Series 48 Preference Shares prior to December 31, 2022. On December 31, 2022 and on December 31 every five years thereafter (each, a “Series 48 Conversion Date”), the Corporation may, subject to applicable law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, without the consent of the Holders redeem all, or any part, of the then outstanding Series 48 Preference Shares by the payment of an amount in cash for each Series 48 Preference Share so redeemed equal to $25.00 per Series 48 Preference Share, together with all accrued and unpaid Series 48 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Corporation) (the “Redemption Price”).

If less than all of the then outstanding Series 48 Preference Shares are at any time to be redeemed, then the particular Series 48 Preference Shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 48 Preference Shares are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Board of Directors in its sole discretion may, by resolution determine.

The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the applicable Series 48 Conversion Date of its intention to redeem such Series 48 Preference Shares to each person who at the date of giving such notice is the Holder of Series 48 Preference Shares to be redeemed. Any such notice shall be validly and effectively given on the

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date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 48 Preference Shares to be redeemed at the last address of such Holder as it appears on the securities register of the Corporation, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 48 Preference Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 48 Preference Shares so called for redemption, subject to the provisions of Section 14. Such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable and shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the Holders of Series 48 Preference Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 48 Preference Shares called for redemption shall cease to be entitled to Series 48 Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Corporation on or before the redemption date, the Corporation shall forthwith thereafter return the Holder’s deposited share certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series 48 Preference Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, subject to the provisions of Section 14. Upon such deposit or deposits being made, such shares shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Corporation.

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5.                                      Conversion of Series 48 Preference Shares

5.1          Conversion at the Option of the Holder

(a)                                 Holders of Series 48 Preference Shares will have the right, at their option, on each Series 48 Conversion Date, to convert, subject to the applicable law and the terms and provisions hereof, all or any part of the then outstanding Series 48 Preference Shares registered in the name of the Holder into Series 49 Preference Shares on the basis of one (1) Series 49 Preference Share for each Series 48 Preference Share. The Corporation will provide written notice not less than 30 and not more than 60 days prior to the applicable Series 48 Conversion Date to the Holders of the conversion privilege provided for herein (the “Conversion Privilege”). Such notice shall (i) set out the Series 48 Conversion Date, and (ii) include instructions to such Holders as to the method by which such Conversion Privilege may be exercised, as described in Section 5.3. On the 29th day prior to each Series 48 Conversion Date, the Corporation will provide to the Holders written notice of the Floating Quarterly Dividend Rate applicable to the Series 49 Preference Shares for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Dividend Rate applicable to the Series 48 Preference Shares for the next succeeding Subsequent Fixed Rate Period, in each case as determined by the Corporation.

(b)                                 If the Corporation gives notice as provided in Section 4 to the Holders of the redemption of all the Series 48 Preference Shares, the Corporation will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Dividend Rate, Annual Fixed Dividend Rate or Conversion Privilege and the right of any Holder of Series 48 Preference Shares to convert such Series 48 Preference Shares as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 48 Preference Shares shall not be entitled to convert their shares into Series 49 Preference Shares on a Series 48 Conversion Date if the Corporation determines that there would remain outstanding on the Series 48 Conversion Date less than 1,000,000 Series 49 Preference Shares after taking into account all Series 48 Preference Shares tendered for conversion into Series 49 Preference Shares and all Series 49 Preference Shares tendered for conversion into Series 48 Preference Shares. The Corporation will give written notice thereof to all affected Holders of Series 48 Preference Shares at least seven (7) days prior to the applicable Series 48 Conversion Date and, subject to the provisions of Section 14, will issue and deliver, or cause to be delivered, prior to such Series 48 Conversion Date, at the expense of the Corporation, to such Holders of Series 48 Preference Shares, who have surrendered for conversion any endorsed certificate or certificates representing Series 48 Preference Shares, new certificates representing the Series 48 Preference Shares represented by any certificate or certificates surrendered as aforesaid.

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5.2          Automatic Conversion

If the Corporation determines that there would remain outstanding on a Series 48 Conversion Date less than 1,000,000 Series 48 Preference Shares after taking into account all Series 48 Preference Shares tendered for conversion into Series 49 Preference Shares and all Series 49 Preference Shares tendered for conversion into Series 48 Preference Shares, then, all, but not part, of the remaining outstanding Series 48 Preference Shares will automatically be converted into Series 49 Preference Shares on the basis of one (1) Series 49 Preference Share for each Series 48 Preference Share on the applicable Series 48 Conversion Date. The Corporation shall give notice in writing thereof to the Holders of such remaining Series 48 Preference Shares at least seven (7) days prior to the Series 48 Conversion Date.

5.3          Manner of Conversion

(a)                                 Subject to the provisions of Section 14, the Conversion Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 48 Conversion Date but not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series 48 Conversion Date during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Corporation may agree, accompanied by (1) payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 48 Preference Shares in respect of which the Holder thereof desires to exercise the Conversion Privilege with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to convert part only of the Series 48 Preference Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation will issue and deliver or cause to be delivered to such Holder, at the expense of the Corporation, a new certificate representing the Series 48 Preference Shares represented by such certificate or certificates that have not been converted. Each Election Notice will be irrevocable once received by the Corporation.

(b)                                 If the Corporation does not receive an Election Notice from a Holder of Series 48 Preference Shares during the notice period therefor, then the Series 48 Preference Shares shall be deemed not to have been converted (except in the case of an automatic conversion pursuant to Section 5.2).

(c)                                  Subject to the provisions of Section 14, in the event the Corporation is required to convert all remaining outstanding Series 48 Preference Shares into Series 49 Preference Shares on the applicable Series 48 Conversion Date as provided for in Section 5.2, the Series 48 Preference Shares in respect of which the Holders have not previously elected to convert will be converted on the Series 48 Conversion Date into Series 49 Preference Shares and the Holders thereof will be deemed to be Holders of Series 49 Preference Shares at 5:00 p.m. (Toronto time) on the Series 48 Conversion Date and will be entitled, upon surrender during usual

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business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing Series 48 Preference Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 49 Preference Shares in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 Subject to the provisions of Section 14, as promptly as practicable after the Series 48 Conversion Date, the Corporation will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 48 Preference Shares so surrendered in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 49 Preference Shares and the number of remaining Series 48 Preference Shares, if any, to which such Holder is entitled. Such conversion will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 48 Conversion Date, so that the rights of the Holder of such Series 48 Preference Shares as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 49 Preference Shares upon such conversion will be treated for all purposes as having become the Holder or Holders of record of such Series 49 Preference Shares at such time.

(e)                                  The Holder of any Series 48 Preference Share on the record date for any Series 48 Dividends declared payable on such share will be entitled to such dividends notwithstanding that such share is converted into Series 49 Preference Shares after such record date and on or before the date of the payment of such dividend.

(f)                                   Subject to the provisions of Section 14, the issuance of certificates for the Series 49 Preference Shares upon the conversion of Series 48 Preference Shares will be made without charge to the converting Holders for any fee or tax in respect of the issuance of such certificates or the Series 49 Preference Shares represented thereby; provided, however, that the Corporation will not be required to pay any tax that may be imposed upon the person or persons to whom such Series 49 Preference Shares are issued in respect of the issuance of such Series 49 Preference Shares or the certificate therefor or any security transfer taxes, and the Corporation will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 49 Preference Shares converted unless the person or persons requesting the issuance thereof has paid to the Corporation the amount of any such security transfer tax or has established to the satisfaction of the Corporation that such tax has been paid.

5.4          Status of Converted Series 48 Preference Shares

All Series 48 Preference Shares converted into Series 49 Preference Shares on a Series 48 Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Series 48

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Conversion Date and available for issuance on the conversion of the Series 49 Preference Shares.

5.5          Right Not to Deliver Series 48 Preference Shares

On the exercise of the Conversion Privilege by a Holder of Series 48 Preference Shares, the Corporation reserves the right not to deliver Series 49 Preference Shares to any Ineligible Person.

6.                                      Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 48 Preference Shares are outstanding, the Corporation shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series 48 Preference Shares) on shares of the Corporation ranking as to dividends junior to the Series 48 Preference Shares;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series 48 Preference Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series 48 Preference Shares;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 48 Preference Shares then outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 48 Preference Shares;

unless, in each such case, all accrued and unpaid Series 48 Dividends up to and including the Series 48 Dividend payable for the last completed Dividend Period, and all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on all other shares of the Corporation ranking prior to or on a parity with the Series 48 Preference Shares with respect to the payment of dividends, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 6, the Corporation may at any time purchase for cancellation the whole or any part of the Series 48 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or

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otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

8.                                      Voting Rights

The Holders will not (except as otherwise provided by law and except for meetings of the Holders of Class A Preference Shares as a class and meetings of the Holders as a series) be entitled to receive notice of, attend, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series 48 Dividends, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the Holders will be entitled to receive notice of and to attend each meeting of shareholders of the Corporation (other than any meetings at which only holders of another specified class or series are entitled to vote) and such Holders shall have the right, at any such meeting, to one vote for each Series 48 Preference Share held, provided that in respect of the election of directors, Holders will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares only in the election of one-half of the Board of Directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears). No other voting rights shall attach to the Series 48 Preference Shares in any circumstances. Upon payment of the entire amount of all Series 48 Dividends in arrears, the voting rights of the Holders shall forthwith cease (unless and until the same default shall again arise under the provisions of this Section 8).

9.                                      Modifications

The provisions attaching to the Series 48 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 10.

10.                               Approval of Holders of Series 48 Preference Shares

10.1        Approval

Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders of Series 48 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of Series 48 Preference Shares who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the outstanding Series 48 Preference Shares are present or represented by proxy. If at any such meeting the Holder(s) of at least 25% of the then outstanding Series 48 Preference Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five (5) days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be

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given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series 48 Preference Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 48 Preference Shares then represented in person or by proxy shall form the necessary quorum. At any meeting of Holders of Series 48 Preference Shares as a series, each such Holder shall be entitled to one vote in respect of each Series 48 Preference Share held.

10.2        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders of Series 48 Preference Shares, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 48 Preference Share held.

11.                               Tax Election

The Corporation shall elect, in the manner and within the time provided under the Tax Act, under subsection 191.2(1) of Part VI.1 of the Tax Act, or any successor or replacement provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series 48 Preference Shares under Section 187.2 of Part IV.1 of the Tax Act or any successor or replacement provision of similar effect.

12.                               Notices

(a)                                 If the Board of Directors determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder of Series 48 Preference Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(i)                                   give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(ii)                                fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as

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provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such cheque or share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered Holder and who is entitled to receive such cheque or share certificate.

(b)                                 Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the Holders at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such Holders not so appearing, then at the last address of such Holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice, invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Holder or Holders.

(c)                                  If any notice, cheque, invitation for tenders or other communication from the Corporation given to a Holder of Series 48 Preference Shares pursuant to paragraph (b) is returned on three consecutive occasions because the Holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the Holder informs the Corporation in writing of such Holder’s new address.

13.                               Interpretation

13.1        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the greater of: (i) the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.10%, and (ii) 4.75%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

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“Board of Directors” means the board of directors of the Corporation.

“Book-Entry System” means the record entry securities transfer and pledge system administered by the Depository in accordance with its operating rules and procedures in force from time to time or any successor system thereof.

“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario.

“Conversion Privilege” has the meaning attributed to it in Section 5.1(a).

“Depository” means CDS Clearing and Depository Services Inc. and its nominees or any successor carrying on the business as a depository, which is approved by the Corporation.

“Dividend Payment Date” in respect of the dividends payable on the Series 48 Preference Shares means the last day of each of March, June, September, and December in each year.

“Dividend Period” means the period from and including the Issue Date up to and including December 31, 2017 and, thereafter, the period from the date following a Dividend Payment Date up to and including the next succeeding Dividend Payment Date.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.10% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Corporation, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

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“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Corporation or the Transfer Agent for the Series 48 Preference Shares has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 48 Preference Shares or Series 49 Preference Shares would require the Corporation to take any action to comply with securities or analogous laws of that jurisdiction.

“Initial Dividend Period” has the meaning ascribed thereto in Section 2.2(a).

“Initial Fixed Dividend Rate” means 4.75% per annum.

“Initial Fixed Rate Period” means the period commencing on the Issue Date and ending on and including December 31, 2022.

“Issue Date” means the date on which Series 48 Preference Shares are first issued.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on January 1, 2023 and ending on and including March 31, 2023, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 48 Conversion Date” has the meaning attributed to it in Section 4.

“Series 48 Dividends” has the meaning attributed to it in Section 2.1.

“Series 48 Preference Shares” has the meaning attributed to it in the introductory paragraph to these Series 48 Preference Shares Provisions.

“Series 49 Preference Shares” means the Cumulative Class A Preference Shares, Series 49.

“Series 48 Preference Share Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on January 1, 2023 and ending on and including December 31, 2027 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including December 31 in the fifth year thereafter.

“Tax Act” means the Income Tax Act (Canada).

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“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means AST Trust Company (Canada), a trust company existing under the laws of Canada, or such other person as from time to time may be the registrar and transfer agent for the Series 48 Preference Shares.

13.2        Interpretation of terms

In the provisions herein contained attaching to the Series 48 Preference Shares:

(a)                                 “accrued and unpaid Series 48 Dividends” means the aggregate of (i) all unpaid Series 48 Dividends for any completed Dividend Period; and (ii) a cash amount calculated as though Series 48 Dividends had been accruing on a day to day basis from but excluding the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 48 Dividends that would result in the duplication in payment by the Corporation of the amount of any dividend on the Series 48 Preference Shares;

(b)                                 “prior to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(c)                                  in the event that any date on which any Series 48 Dividend is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a Business Day (as defined above), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(d)                                 in the event of the non-receipt of a cheque by a Holder of Series 48 Preference Shares entitled to the cheque, or the loss or destruction of the cheque, the Corporation, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, will issue to the Holder a replacement cheque for the amount of the original cheque;

(e)                                  the Corporation will be entitled to deduct or withhold from any amount payable to a Holder of Series 48 Preference Shares under these Series 48 Preference Shares Provisions any amount required by law to be deducted or withheld from that payment;

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(f)                                   reference to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute;

(g)                                  if it is necessary to convert any amount into Canadian dollars, the Board of Directors will select an appropriate method and rate of exchange to convert any non-Canadian currency into Canadian dollars; and

(h)                                 all references herein to a Holder of Series 48 Preference Shares shall be interpreted as referring to a registered Holder of the Series 48 Preference Shares.

14.                               Book-Entry Only System

14.1        Transfers etc. Through Participants

If the Series 48 Preference Shares are held through the Book-Entry System then the beneficial owner thereof shall provide instructions with respect to Series 48 Preference Shares only to the Depository participant through whom such beneficial owner holds such Series 48 Preference Shares and registrations of ownership, transfers, purchases, surrenders and exchanges of Series 48 Preference Shares will be made only through the Book—Entry System. Beneficial owners of Series 48 Preference Shares will not have the right to receive share certificates representing their ownership of the Series 48 Preference Shares.

14.2        Depository is Registered Holder

For the purposes of these Series 48 Preference Share Provisions, as long as the Depository, or its nominee, is the registered Holder of the Series 48 Preference Shares, the Depository, or its nominee, as the case may be, will be considered the sole Holder of the Series 48 Preference Shares for the purpose of receiving notices or payments on or in respect of the Series 48 Preference Shares, including payments of Series 48 Dividends, the Redemption Price or accrued and unpaid Series 48 Dividends, and the delivery of Series 49 Preference Shares and certificates for those shares on the conversion into Series 49 Preference Shares.

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Schedule B

Brookfield Asset Management Inc. (the “Corporation”)

Number and Designation of and Rights, Privileges, Restrictions and Conditions
Attaching to the Cumulative Class A Preference Shares, Series 49

The forty-ninth series of Class A Preference Shares of the Corporation shall consist of 12,000,000 Class A Preference Shares designated as Cumulative Class A Preference Shares, Series 49 (the “Series 49 Preference Shares”) and, in addition to the rights, privileges, restrictions and conditions attaching to the Class A Preference Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions (the “Series 49 Preference Share Provisions”):

1.                                      Consideration for Issue

The consideration for the issue of each Series 49 Preference Share shall be $25.00 or its equivalent in property or past services.

2.                                      Dividends

2.1          Cumulative Preferential Dividends

The holders of the then outstanding Series 49 Preference Shares (the “Holders”) shall be entitled to receive, and the Corporation shall pay thereon, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends (the “Series 49 Dividends”) payable quarterly at the rates and times herein provided by cheque at par in lawful money of Canada at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable.

(a)                                 During each Quarterly Floating Rate Period, Series 49 Dividends payable on the Series 49 Preference Shares will be in an amount per share determined by multiplying the Floating Quarterly Dividend Rate applicable to such Quarterly Floating Rate Period by $25.00, and shall be payable quarterly on each Dividend Payment Date during such Quarterly Floating Rate Period.

(b)                                 In respect of each Quarterly Floating Rate Period, the Corporation will calculate on each Floating Rate Calculation Date the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period and will, on the Floating Rate Calculation Date, give written notice thereof to the Holders. Each such determination by the Corporation of the Floating Quarterly Dividend Rate will, in the absence of manifest error, be final and binding upon the Corporation and upon all Holders of Series 49 Preference Shares.

(c)                                  If on any Dividend Payment Date, the Series 49 Dividends accrued to such date are not paid in full on all of the Series 49 Preference Shares then outstanding, such Series 49 Dividends, or the unpaid part thereof, shall be paid on a subsequent

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date or dates determined by the Board of Directors on which the Corporation shall have sufficient monies properly applicable to the payment of such Series 49 Dividends.

(d)                                 The Holders shall not be entitled to any dividends other than or in excess of the Series 49 Dividends.

Series 49 Dividends shall (except in case of redemption or conversion in which case payment of Series 49 Dividends shall, subject to the provisions of Section 14, be made on surrender of the certificate representing the Series 49 Preference Shares to be redeemed or converted) be paid by posting in a postage paid envelope addressed to each Holder at the last address of such Holder as it appears on the securities register of the Corporation or, in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint Holders, or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Corporation, a cheque for such Series 49 Dividends (less any tax required to be deducted) payable to the order of such Holder or, in the case of joint Holders, to the order of all such Holders failing written instructions from them to the contrary. Notwithstanding the foregoing, any dividend cheque may be delivered by the Corporation to a Holder at his address as aforesaid. The posting or delivery of such cheque on or before the date on which such dividend is to be paid to a Holder shall be deemed to be payment and shall satisfy and discharge all liabilities for the payment of such dividends to the extent of the sum represented thereby (plus the amount of any tax required to be deducted as aforesaid) unless such cheque is not paid on due presentation. Subject to applicable law, dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of two years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.2          Dividend for Other than a Full Quarterly Floating Rate Period

The Holders shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, Series 49 Dividends for any period which is less than a full Quarterly Floating Rate Period as follows. In respect of any period that is less than a full Quarterly Floating Rate Period, a dividend in an amount per Series 49 Preference Share equal to the amount obtained (rounded to four decimal places) when the product of the Floating Quarterly Dividend Rate and $25.00 is multiplied by a fraction, the numerator of which is the number of calendar days elapsed in the relevant period and the denominator of which is the number of calendar days in the Quarterly Floating Rate Period in which such period falls.

3.                                      Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Holders shall be entitled to receive $25.00 per Series 49 Preference Share, together with all accrued and unpaid Series 49 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amounts shall be paid or any assets of the Corporation

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distributed to the holders of any shares ranking junior as to capital to the Series 49 Preference Shares. Upon payment of such amounts, the Holders shall not be entitled to share in any further distribution of the assets of the Corporation.

4.                                      Redemption at the Option of the Corporation

The Corporation may not redeem any of the Series 49 Preference Shares prior to December 31, 2022. Thereafter, the Corporation may, subject to applicable law and to the provisions described under Section 6 below, upon giving notice as hereinafter provided, at its option, at any time without the consent of the Holders redeem all, or from time to time any part, of the then outstanding Series 49 Preference Shares by the payment of an amount in cash for each Series 49 Preference Share so redeemed equal to (i) in the case of redemptions on December 31, 2027 and on December 31 every five years thereafter (each a “Series 49 Conversion Date”), $25.00, or (ii) $25.50 in the case of redemptions on any date which is not a Series 49 Conversion Date on or after December 31, 2022, in each case including all accrued and unpaid Series 49 Dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Corporation) (the “Redemption Price”).

If less than all of the then outstanding Series 49 Preference Shares are at any time to be redeemed, then the particular Series 49 Preference Shares to be redeemed shall be selected on a pro rata basis disregarding fractions or, if the Series 49 Preference Shares are at such time listed on such exchange, with the consent of the Toronto Stock Exchange, in such manner as the Board of Directors in its sole discretion may, by resolution determine.

The Corporation shall give notice in writing not less than 30 days nor more than 60 days prior to the applicable Series 49 Conversion Date or such other date on which the Series 49 Preference Shares are to be redeemed of its intention to redeem such Series 49 Preference Shares to each person who at the date of giving such notice is the Holder of Series 49 Preference Shares to be redeemed. Any such notice shall be validly and effectively given on the date on which it is sent and such notice shall be given and sent by posting the same in a postage paid envelope addressed to each Holder of Series 49 Preference Shares to be redeemed at the last address of such Holder as it appears on the securities register of the Corporation, or in the case of joint Holders, to the address of that one whose name appears first in the securities register of the Corporation as one of such joint Holders or, in the event of the address of any Holder not so appearing, then to the address of such Holder last known to the Corporation, provided that the accidental failure or omission to give any such notices as aforesaid to one or more of such Holders shall not affect the validity of the redemption as to the other Holders to be redeemed. Such notice shall set out the number of such Series 49 Preference Shares held by the person to whom it is addressed which are to be redeemed and the Redemption Price and shall also set out the date on which the redemption is to take place. On and after the date so specified for redemption, the Corporation shall pay or cause to be paid to the Holders to be redeemed the Redemption Price on presentation and surrender, at any place within Canada designated by such notice, of the certificate or certificates for such Series 49 Preference Shares so called for redemption, subject to the provisions of Section 14. Such payment shall be made by cheque payable at par at any branch in Canada of the Corporation’s bankers for the time being or by any other reasonable means the Corporation deems desirable and shall be a full and complete discharge of the Corporation’s obligation to pay the Redemption Price owed to the Holders of

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Series 49 Preference Shares so called for redemption unless the cheque is not honoured when presented for payment. From and after the date specified in any such notice, the Series 49 Preference Shares called for redemption shall cease to be entitled to Series 49 Dividends and the Holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof, except to receive the Redemption Price therefor, provided that if payment of the Redemption Price shall not be duly made by the Corporation on or before the redemption date, the Corporation shall forthwith thereafter return the Holder’s deposited share certificate or certificates to the Holder. At any time after notice of redemption is given as aforesaid, the Corporation shall have the right to deposit the Redemption Price of any or all Series 49 Preference Shares called for redemption (less any tax required to be deducted and withheld by the Corporation), or such part thereof as at the time of deposit has not been claimed by the Holders entitled thereto, with any chartered bank or banks or with any trust company or trust companies in Canada named in the notice of redemption to the credit of a special account or accounts in trust for the respective Holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same, subject to the provisions of Section 14. Upon such deposit or deposits being made, such shares shall be deemed to be redeemed on the redemption date specified in the notice of redemption. After the Corporation has made a deposit as aforesaid with respect to any shares, the Holders thereof shall not, from and after the redemption date, be entitled to exercise any of the rights of shareholders in respect thereof and the rights of the Holders thereof shall be limited to receiving a proportion of the amounts so deposited applicable to such shares, without interest. Any interest allowed on such deposit shall belong to the Corporation. Subject to applicable law, redemption monies that are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed (including monies held in deposit as provided for above) for a period of two years from the date specified for redemption shall be forfeited to the Corporation.

5.                                      Conversion of Series 49 Preference Shares

5.1          Conversion at the Option of the Holder

(a)                                 Holders of Series 49 Preference Shares will have the right, at their option, on each Series 49 Conversion Date, to convert, subject to the applicable law and the terms and provisions hereof, all or any part of the then outstanding Series 49 Preference Shares registered in the name of the Holder into Series 48 Preference Shares on the basis of one (1) Series 48 Preference Share for each Series 49 Preference Share. The Corporation will provide written notice not less than 30 and not more than 60 days prior to the applicable Series 49 Conversion Date to the Holders of the conversion privilege provided for herein (the “Conversion Privilege”). Such notice shall (i) set out the Series 49 Conversion Date, and (ii) include instructions to such Holders as to the method by which such Conversion Privilege may be exercised, as described in Section 5.3. On the 29th day prior to each Series 49 Conversion Date, the Corporation will provide to the Holders written notice of the Floating Quarterly Dividend Rate applicable to the Series 49 Preference Shares for the next succeeding Quarterly Floating Rate Period and the Annual Fixed Dividend Rate applicable to the Series 48 Preference Shares for the next

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succeeding Subsequent Fixed Rate Period, in each case as determined by the Corporation.

(b)                                 If the Corporation gives notice as provided in Section 4 to the Holders of the redemption of all the Series 49 Preference Shares, the Corporation will not be required to give notice as provided in this Section 5.1 to the Holders of the Floating Quarterly Dividend Rate, Annual Fixed Dividend Rate or Conversion Privilege and the right of any Holder of Series 49 Preference Shares to convert such Series 49 Preference Shares as herein provided will cease and terminate in that event.

(c)                                  Holders of Series 49 Preference Shares shall not be entitled to convert their shares into Series 48 Preference Shares on a Series 49 Conversion Date if the Corporation determines that there would remain outstanding on the Series 49 Conversion Date less than 1,000,000 Series 48 Preference Shares after taking into account all Series 49 Preference Shares tendered for conversion into Series 48 Preference Shares and all Series 48 Preference Shares tendered for conversion into Series 49 Preference Shares. The Corporation will give written notice thereof to all affected Holders of Series 49 Preference Shares at least seven (7) days prior to the applicable Series 49 Conversion Date and, subject to the provisions of Section 14, will issue and deliver, or cause to be delivered, prior to such Series 49 Conversion Date, at the expense of the Corporation, to such Holders of Series 49 Preference Shares, who have surrendered for conversion any endorsed certificate or certificates representing Series 49 Preference Shares, new certificates representing the Series 49 Preference Shares represented by any certificate or certificates surrendered as aforesaid.

5.2          Automatic Conversion

If the Corporation determines that there would remain outstanding on a Series 49 Conversion Date less than 1,000,000 Series 49 Preference Shares after taking into account all Series 49 Preference Shares tendered for conversion into Series 48 Preference Shares and all Series 48 Preference Shares tendered for conversion into Series 49 Preference Shares, then, all, but not part, of the remaining outstanding Series 49 Preference Shares will automatically be converted into Series 48 Preference Shares on the basis of one (1) Series 48 Preference Share for each Series 49 Preference Share on the applicable Series 49 Conversion Date. The Corporation shall give notice in writing thereof to the Holders of such remaining Series 49 Preference Shares at least seven (7) days prior to the Series 49 Conversion Date.

5.3          Manner of Conversion

(a)                                 Subject to the provisions of Section 14, the Conversion Privilege may be exercised by notice in writing (an “Election Notice”) given not earlier than the 30th day prior to a Series 49 Conversion Date but not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series 49 Conversion Date during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Corporation may agree, accompanied by (1)

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payment or evidence of payment of the tax (if any) payable as provided in this Section 5.3; and (2) the certificate or certificates representing the Series 49 Preference Shares in respect of which the Holder thereof desires to exercise the Conversion Privilege with the transfer form on the back thereof or other appropriate stock transfer power of attorney duly endorsed by the Holder, or his or her attorney duly authorized in writing, in which Election Notice such Holder may also elect to convert part only of the Series 49 Preference Shares represented by such certificate or certificates not theretofore called for redemption in which event the Corporation will issue and deliver or cause to be delivered to such Holder, at the expense of the Corporation, a new certificate representing the Series 49 Preference Shares represented by such certificate or certificates that have not been converted. Each Election Notice will be irrevocable once received by the Corporation.

(b)                                 If the Corporation does not receive an Election Notice from a Holder of Series 49 Preference Shares during the notice period therefor, then the Series 49 Preference Shares shall be deemed not to have been converted (except in the case of an automatic conversion pursuant to Section 5.2).

(c)                                  Subject to the provisions of Section 14, in the event the Corporation is required to convert all remaining outstanding Series 49 Preference Shares into Series 48 Preference Shares on the applicable Series 49 Conversion Date as provided for in Section 5.2, the Series 49 Preference Shares in respect of which the Holders have not previously elected to convert will be converted on the Series 49 Conversion Date into Series 48 Preference Shares and the Holders thereof will be deemed to be Holders of Series 48 Preference Shares at 5:00 p.m. (Toronto time) on the Series 49 Conversion Date and will be entitled, upon surrender during usual business hours at any principal transfer office of the Transfer Agent, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing Series 49 Preference Shares not previously surrendered for conversion, to receive a certificate or certificates representing the same number of Series 48 Preference Shares in the manner and subject to the terms and provisions as provided in this Section 5.3.

(d)                                 Subject to the provisions of Section 14, as promptly as practicable after the Series 49 Conversion Date, the Corporation will issue and deliver, or cause to be delivered to or upon the written order of the Holder of the Series 49 Preference Shares so surrendered in accordance with this Section 5, a certificate or certificates, issued in the name of, or in such name or names as may be directed by, such Holder representing the number of fully-paid and non-assessable Series 48 Preference Shares and the number of remaining Series 49 Preference Shares, if any, to which such Holder is entitled. Such conversion will be deemed to have been made at 5:00 p.m. (Toronto time) on the Series 49 Conversion Date, so that the rights of the Holder of such Series 49 Preference Shares as the Holder thereof will cease at such time and the person or persons entitled to receive the Series 48 Preference Shares upon such conversion will be treated for all purposes as having

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become the Holder or Holders of record of such Series 48 Preference Shares at such time.

(e)                                  The Holder of any Series 49 Preference Share on the record date for any Series 49 Dividends declared payable on such share will be entitled to such dividends notwithstanding that such share is converted into Series 48 Preference Shares after such record date and on or before the date of the payment of such dividend.

(f)                                   Subject to the provisions of Section 14, the issuance of certificates for the Series 48 Preference Shares upon the conversion of Series 49 Preference Shares will be made without charge to the converting Holders for any fee or tax in respect of the issuance of such certificates or the Series 48 Preference Shares represented thereby; provided, however, that the Corporation will not be required to pay any tax that may be imposed upon the person or persons to whom such Series 48 Preference Shares are issued in respect of the issuance of such Series 48 Preference Shares or the certificate therefor or any security transfer taxes, and the Corporation will not be required to issue or deliver a certificate or certificates in a name or names other than that of the Holder of the Series 48 Preference Shares converted unless the person or persons requesting the issuance thereof has paid to the Corporation the amount of any such security transfer tax or has established to the satisfaction of the Corporation that such tax has been paid.

5.4          Status of Converted Series 49 Preference Shares

All Series 49 Preference Shares converted into Series 48 Preference Shares on a Series 49 Conversion Date shall not be cancelled but shall be restored to the status of authorized but unissued shares of the Corporation as at the close of business on the Series 49 Conversion Date and available for issuance on the conversion of the Series 48 Preference Shares.

5.5          Right Not to Deliver Series 49 Preference Shares

On the exercise of the Conversion Privilege by a Holder of Series 49 Preference Shares, the Corporation reserves the right not to deliver Series 48 Preference Shares to any Ineligible Person.

6.                                      Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 49 Preference Shares are outstanding, the Corporation shall not, without the approval of the Holders:

(a)                                 declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series 49 Preference Shares) on shares of the Corporation ranking as to dividends junior to the Series 49 Preference Shares;

(b)                                 except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series

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49 Preference Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of the Corporation ranking as to capital junior to the Series 49 Preference Shares;

(c)                                  redeem or call for redemption, purchase, or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 49 Preference Shares then outstanding; or

(d)                                 except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 49 Preference Shares;

unless, in each such case, all accrued and unpaid Series 49 Dividends up to and including the Series 49 Dividend payable for the last completed Quarterly Floating Rate Period, and all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on all other shares of the Corporation ranking prior to or on a parity with the Series 49 Preference Shares with respect to the payment of dividends, have been declared and paid or set apart for payment.

7.                                      Purchase for Cancellation

Subject to applicable law and to the provisions described in Section 6, the Corporation may at any time purchase for cancellation the whole or any part of the Series 49 Preference Shares outstanding from time to time, in the open market through or from an investment dealer or any firm holding membership on a recognized stock exchange, or by private agreement or otherwise, at the lowest price or prices at which, in the opinion of the Board of Directors, such shares are obtainable.

8.                                      Voting Rights

The Holders will not (except as otherwise provided by law and except for meetings of the Holders of Class A Preference Shares as a class and meetings of the Holders as a series) be entitled to receive notice of, attend, or vote at any meeting of shareholders of the Corporation unless and until the Corporation shall have failed to pay eight quarterly Series 49 Dividends, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the Holders will be entitled to receive notice of and to attend each meeting of shareholders of the Corporation (other than any meetings at which only holders of another specified class or series are entitled to vote) and such Holders shall have the right, at any such meeting, to one vote for each Series 49 Preference Share held, provided that in respect of the election of directors, Holders will vote with holders of Class A Limited Voting Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares only in the election of one-half of the Board of Directors (less the number of directors which the holders of the Class A Preference Shares, Series 2 may be entitled to elect if dividends on such shares are in arrears).

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No other voting rights shall attach to the Series 49 Preference Shares in any circumstances. Upon payment of the entire amount of all Series 49 Dividends in arrears, the voting rights of the Holders shall forthwith cease (unless and until the same default shall again arise under the provisions of this Section 8).

9.                                      Modifications

The provisions attaching to the Series 49 Preference Shares as a series may be repealed, altered, modified or amended from time to time with such approval as may then be required by the Business Corporations Act (Ontario), any such approval to be given in accordance with Section 10.

10.                               Approval of Holders of Series 49 Preference Shares

10.1        Approval

Except as otherwise provided herein, any approval of the Holders with respect to any matters requiring the consent of the Holders may be given in such manner required by law, subject to a minimum requirement that such approval be given by a resolution signed by all the Holders of Series 49 Preference Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the Holders of Series 49 Preference Shares who voted in respect of that resolution at a meeting of the Holders duly called for that purpose and at which the Holders of at least 25% of the outstanding Series 49 Preference Shares are present or represented by proxy. If at any such meeting the Holder(s) of at least 25% of the then outstanding Series 49 Preference Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five (5) days thereafter and to such time and place as may be designated by the chairman of such meeting, and no notice need be given of such adjourned meeting. At such adjourned meeting, the Holders(s) of Series 49 Preference Shares represented in person or by proxy may transact the business for which the meeting was originally called and the Holders of Series 49 Preference Shares then represented in person or by proxy shall form the necessary quorum. At any meeting of Holders of Series 49 Preference Shares as a series, each such Holder shall be entitled to one vote in respect of each Series 49 Preference Share held.

10.2        Formalities, etc.

The proxy rules applicable to, the formalities to be observed in respect of the giving notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of Holders shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders or, if not so prescribed, as required by law. On every poll taken at every meeting of Holders of Series 49 Preference Shares, each such Holder entitled to vote thereat shall be entitled to one vote in respect of each Series 49 Preference Share held.

11.                               Tax Election

The Corporation shall elect, in the manner and within the time provided under the Tax Act, under subsection 191.2(1) of Part VI.1 of the Tax Act, or any successor or replacement

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provision of similar effect, and take all other necessary action under the Tax Act, to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate Holders will not be required to pay tax on dividends received on the Series 49 Preference Shares under Section 187.2 of Part IV.1 of the Tax Act or any successor or replacement provision of similar effect.

12.                               Notices

(a)                                 If the Board of Directors determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder by mail, or is required to send any cheque or any share certificate to a Holder of Series 49 Preference Shares, whether in connection with the redemption or conversion of such share or otherwise, the Corporation may, notwithstanding the provisions hereof:

(i)                                     give such notice by publication thereof once in a daily English language newspaper of general circulation published in each of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax, and once in a daily French language newspaper published in Montreal and such notice shall be deemed to have been validly given on the day next succeeding its publication in all of such cities; and

(ii)                                  fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such Holder by the Transfer Agent at its principal offices in the cities of Vancouver, Toronto and Montreal, and such cheque and/or share certificate shall be deemed to have been sent on the date on which notice of such arrangement shall have been given as provided in (a) above, provided that as soon as the Board of Directors determines that mail service is no longer interrupted or threatened to be interrupted, such cheque or share certificate, if not theretofore delivered to such Holder, shall be sent by mail as herein provided. In the event that the Corporation is required to mail such cheque or share certificate, such mailing shall be made by prepaid mail to the registered address of each person who at the date of mailing is a registered Holder and who is entitled to receive such cheque or share certificate.

(b)                                 Any notice, cheque, invitation for tenders or other communication from the Corporation herein provided for shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the Holders at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such Holders not so appearing, then at the last address of such Holder known to the Corporation. Accidental failure to give such notice, invitation for tenders or other communication to one or more Holders shall not affect the validity of the notices, invitations for tenders or other communications properly given or any action taken pursuant to such notice, invitation for tender or other communication but, upon such failure being discovered, the notice,

1AA

invitation for tenders or other communication, as the case may be, shall be sent forthwith to such Holder or Holders.

(c)                                  If any notice, cheque, invitation for tenders or other communication from the Corporation given to a Holder of Series 49 Preference Shares pursuant to paragraph (b) is returned on three consecutive occasions because the Holder cannot be found, the Corporation shall not be required to give or mail any further notices, cheques, invitations for tenders or other communications to such shareholder until the Holder informs the Corporation in writing of such Holder’s new address.

13.                               Interpretation

13.1        Definitions

For the purposes hereof, the following capitalized terms shall have the following meanings, unless the context otherwise requires:

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the greater of: (i) the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.10%, and (ii) 4.75%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada bond yields.

“Board of Directors” means the board of directors of the Corporation.

“Book-Entry System” means the record entry securities transfer and pledge system administered by the Depository in accordance with its operating rules and procedures in force from time to time or any successor system thereof.

“Business Day” means a day other than a Saturday, a Sunday or any other day that is treated as a holiday in the province of Ontario.

“Conversion Privilege” has the meaning attributed to it in Section 5.1(a).

“Depository” means CDS Clearing and Depository Services Inc. and its nominees or any successor carrying on the business as a depository, which is approved by the Corporation.

“Dividend Payment Date” in respect of the dividends payable on the Series 49 Preference Shares means the last day of each Quarterly Floating Rate Period in each year.

“Election Notice” has the meaning attributed to it in Section 5.3(a).

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“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.10% calculated on the basis of the actual number of days elapsed in such Quarterly Floating Rate Period divided by 365.

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Corporation, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Holder” has the meaning attributed to it in Section 2.1.

“Ineligible Person” means any person whose address is in, or whom the Corporation or the Transfer Agent for the Series 49 Preference Shares has reason to believe is a resident of, any jurisdiction outside Canada where the issue or delivery to that person of Series 49 Preference Shares or Series 48 Preference Shares would require the Corporation to take any action to comply with securities or analogous laws of that jurisdiction.

“Quarterly Commencement Date” means the 1st day of each of April, July, October and January in each year.

“Quarterly Floating Rate Period” means, for the initial Quarterly Floating Rate Period, the period commencing on January 1, 2023 and ending on and including March 31, 2023, and thereafter the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to but excluding the next succeeding Quarterly Commencement Date.

“Redemption Price” has the meaning attributed to it in Section 4.

“Series 48 Preference Shares” means the Cumulative Class A Preference Shares, Series 48.

“Series 49 Conversion Date” has the meaning attributed to it in Section 4.

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“Series 49 Dividends” has the meaning attributed to it in Section 2.1.

“Series 49 Preference Shares” has the meaning attributed to it in the introductory paragraph to these Series 49 Preference Shares Provisions.

“Series 49 Preference Share Provisions” has the meaning attributed to it in the introductory paragraph to these terms and conditions.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period commencing on January 1, 2023 and ending on and including December 31, 2027 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period and ending on and including December 31 in the fifth year thereafter.

“Tax Act” means the Income Tax Act (Canada).

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

“Transfer Agent” means AST Trust Company (Canada), a trust company existing under the laws of Canada, or such other person as from time to time may be the registrar and transfer agent for the Series 49 Preference Shares.

13.2        Interpretation of terms

In the provisions herein contained attaching to the Series 49 Preference Shares:

(a)                                 “accrued and unpaid dividends Series 49 Dividends” means the aggregate of (i) all unpaid Series 49 Dividends for any completed Quarterly Floating Rate Period; and (ii) a cash amount calculated as though Series 49 Dividends had been accruing on a day to day basis from but excluding the date on which the last quarterly dividend was payable up to and including the date to which the computation of accrued dividends is to be made; provided in the case of each of (i) and (ii), no amount shall be included in the accrued and unpaid Series 49 Dividends that would result in the duplication in payment by the Corporation of the amount of any dividend on the Series 49 Preference Shares;

(b)                                 “prior to”, “on a parity with” and “junior to” have reference to the order of priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs;

(c)                                  in the event that any date on which any Series 49 Dividend is payable by the Corporation, or any date on or by which any other action is required to be taken by the Corporation or the Holders hereunder, is not a Business Day (as defined

1DD

above), then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day;

(d)                                 in the event of the non-receipt of a cheque by a Holder of Series 49 Preference Shares entitled to the cheque, or the loss or destruction of the cheque, the Corporation, on being furnished with reasonable evidence of non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Corporation, will issue to the Holder a replacement cheque for the amount of the original cheque;

(e)                                  the Corporation will be entitled to deduct or withhold from any amount payable to a Holder of Series 49 Preference Shares under these Series 49 Preference Shares Provisions any amount required by law to be deducted or withheld from that payment;

(f)                                   reference to any statute is to that statute as in force from time to time, including any regulations, rules, policy statements or guidelines made under that statute, and includes any statute which may be enacted in substitution of that statute;

(g)                                  if it is necessary to convert any amount into Canadian dollars, the Board of Directors will select an appropriate method and rate of exchange to convert any non-Canadian currency into Canadian dollars; and

(h)                                 all references herein to a Holder of Series 49 Preference Shares shall be interpreted as referring to a registered Holder of the Series 49 Preference Shares.

14.                               Book-Entry Only System

14.1        Transfers etc. Through Participants

If the Series 49 Preference Shares are held through the Book-Entry System then the beneficial owner thereof shall provide instructions with respect to Series 49 Preference Shares only to the Depository participant through whom such beneficial owner holds such Series 49 Preference Shares and registrations of ownership, transfers, purchases, surrenders and exchanges of Series 49 Preference Shares will be made only through the Book-Entry System. Beneficial owners of Series 49 Preference Shares will not have the right to receive share certificates representing their ownership of the Series 49 Preference Shares.

14.2        Depository is Registered Holder

For the purposes of these Series 49 Preference Share Provisions, as long as the Depository, or its nominee, is the registered Holder of the Series 49 Preference Shares, the Depository, or its nominee, as the case may be, will be considered the sole Holder of the Series 49 Preference Shares for the purpose of receiving notices or payments on or in respect of the Series 49 Preference Shares, including payments of Series 49 Dividends, the Redemption Price or accrued and unpaid Series 49 Dividends, and the delivery of Series 48 Preference Shares and certificates for those shares on the conversion into Series 48 Preference Shares.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. La modification a ete dument autorisee conformement aux articles 168 et 170 (selon le cas) de Ia Loi sur tes societes par actions. 7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on Les actlonnalres ou les administrateurs (selon le cas) de Ia societe on!approuve Ia resolution autorisant Ia modification le (Year, Month, Day) (annee, mois, jour) These articles are signed In duplicate. Les presents statuts sont signes en double exemplaire. Brookfield Asset Management Inc. (Print name of corporation from Article 1 on page 1) (Veuillez ecrir le nom de Ia societe de !'article un a Ia page une). By/ Par: (Signatllre) (Signature) (Description of Office) (Fonction) 07119 (2011/05) Page 2 of/de 2

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act.*
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions.*

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2017,09,07
(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

Brookfield Asset Management Inc.
(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature)
(Signature)

Vice President, Legal Affairs
(Description of Office)
(Fonction)

07119 (2011/05)

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